Filed by Sabine Royalty Trust
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Sabine Royalty Trust
Commission File Number: 333-127203 (filed by Sabine Production Partners, LP)
SABINE ROYALTY TRUST ADVISES UNITHOLDERS ON PROXY VOTE
Dallas, Texas, Jan. 24 /PRNewswire/ -- Sabine Royalty Trust today mailed to unit holders of Sabine Royalty Trust (NYSE: SBR - News) as of December 12, 2005, the following letter:
January 24, 2006
To Unitholders of Sabine Royalty Trust:
On January 4, 2006, proxy solicitation materials were mailed to unitholders of record and unitholders who hold the units through brokerage accounts. The solicitation received by unitholders concerns an initiative created by Sabine Production Partners, LP.
Despite the similarity of the name of Sabine Production Partners, LP (“SPP”), it is not an entity that is affiliated with Sabine Royalty Trust (“SRT” or the “Trust”).
In the proposals SPP sets forth in its proxy solicitation, SPP seeks to gain control of the assets of Sabine Royalty Trust by liquidating the Trust in a manner whereby the assets of the Trust are sold to SPP in exchange for partnership interests in SPP that would be distributed to unitholders of the Trust upon its liquidation.
Although neither the Trust nor Bank of America, N.A., the Trustee of the Trust have participated in the preparation of the proxy solicitation materials, negotiated the terms of the proposals or made a recommendation for or against the proposals, the Trustee has received a number of questions regarding the proxy solicitation materials and the current structure and operations of the Trust. This letter attempts to answer some of these questions; however, the Trustee encourages unitholders to fully read the Trust’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports and filings made with the Securities and Exchange Commission, as well as SPP’s prospectus/proxy statement and other reports and filings made with the Securities and Exchange Commission, all of which are available free of charge at www.sec.gov in order to more fully understand the current structure and operations of the Trust as well as SPP’s proposals.
Your options concerning the proxy voting card
The proxy card accompanying SPP’s proxy solicitation materials serves two functions. First, it seeks to aggregate enough units to call a meeting of the Trust’s unitholders, and second, it serves to grant a proxy to representatives of SPP with respect to the matters to be voted on at a meeting, if one is called.
If a unitholder does not wish to assist in SPP’s efforts to call a meeting, simply do not return the proxy card. A proxy card not submitted cannot be counted as a vote “FOR” the proposal.
If a unitholder does wish to assist in SPP’s efforts to call a meeting, return the proxy card and vote “FOR,” “AGAINST,” or “ABSTAIN” on the proposals described on the proxy card.

Unitholders of Sabine Royalty Trust
January 24, 2006

If a unitholder executes and returns its proxy card, it will be counted for purposes of calling a meeting, irrespective of the manner in which a unitholder votes its units.
If a proxy card is submitted, such unitholder should vote either “FOR,” “AGAINST,” or “ABSTAIN.” A properly executed proxy card that does not contain voting instructions will be voted “FOR” the proposal.
If a unitholder has submitted a proxy card and wishes to revoke such proxy, the unitholder may revoke the authorization to call the meeting by submitting a written notice to SPP’s General Partner stating his or her intention to revoke before the meeting demand is sent to the Trustee.
At this time a meeting has not been called for, and there is not an anticipated date for a meeting, if one is called.
Once a meeting is called, an unitholder may revoke a proxy at any time before it is voted at the meeting by filing with SPP’s General Partner a duly executed revocation of proxy, by submitting a duly executed proxy with a later date or by appearing at the meeting and voting in person.
Unitholders may revoke a proxy by any of these methods, regardless of the method used to deliver a unitholder’s previous proxy.
Attendance at the meeting without voting will not itself revoke a proxy.
Sale of SRT units prior to the record date will render any previously granted proxy ineffective; however, the proxy may still be used for purposes of aggregating enough units to call a meeting.
We encourage each unitholder to closely read SPP’s prospectus/proxy statement and seek appropriate counsel on such unitholder’s decision as to whether the proposal is a sound one for such unitholder.
DESCRIPTION OF THE TRUST
The Trust is an express trust formed under the laws of the State of Texas by the Sabine Corporation Royalty Trust Agreement (the “Trust Agreement”) made and entered into effective as of December 31, 1982, between Sabine Corporation, as trustor, and InterFirst Bank Dallas, N.A. (“InterFirst”), as trustee. The current trustee of the Trust is Bank of America, N.A. (as successor to NationsBank, N.A.) (“Bank of America” or the “Trustee”).
In May 1983, the Internal Revenue Service ruled that the Trust would be classified as a grantor trust for federal income tax purposes and not as an association taxable as a corporation. Accordingly, the income and deductions of the Trust are reportable directly by unitholders for federal income tax purposes. There is no taxation of the income at the Trust level.

Unitholders of Sabine Royalty Trust
January 24, 2006

Assets of the Trust
On November 12, 1982, the shareholders of Sabine Corporation approved and authorized Sabine Corporation’s transfer of royalty and mineral interests, including landowner’s royalties, overriding royalty interests, minerals (other than executive rights, bonuses and delay rentals), production payments and any other similar, nonparticipatory interests, in certain producing and proved undeveloped oil and gas properties located in Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas (the “Royalty Properties”) to the Trust. The Royalty Properties are the only assets of the Trust, other than cash being held for the payment of expenses and liabilities and for distribution to the unitholders.
These properties are represented by approximately 5,400 tracts of land. Approximately 2,950 of the tracts are in Oklahoma, 1,750 in Texas, 330 in Louisiana, 200 in New Mexico, 150 in Mississippi and 12 in Florida. The Trust has royalty interest in approximately 2,092,292 gross acres and 216,551 net acres. There are currently approximately over 17,000 wells currently being accounted for by the Trustee. This represents payments from approximately 500 separate operators/purchasers on a monthly basis. The Royalty Properties are operated by almost all the major energy companies such as ExxonMobil, ChevronTexaco, Shell, BPAmoco and various others who as operators and working interests owners have a much greater economic incentive to maximize production and exploration of the properties, but with the Trust’s interests benefiting from their efforts in production, revenues and extension of reserves. Royalty Interests owner have very limited rights as to the operations of wells.
Voting Rights of Unitholders
Although unitholders possess certain voting rights, their voting rights are not comparable to those of shareholders of a corporation. The Trust Agreement may be amended by the affirmative vote of a majority of the outstanding units at any duly called meeting of unitholders. However, no such amendment may alter the relative rights of unitholders unless approved by the affirmative vote of 100 percent of the unitholders and by the Trustee. In addition, certain special voting requirements can be amended only if such amendment is approved by the holders of at least 80 percent of the outstanding units and by the Trustee.
Removal of the Trustee requires the affirmative vote of the holders of a majority of the units represented at a duly called meeting of unitholders. The sale of all or any part of the assets of the Trust must be authorized by the affirmative vote of the holders of a majority of the outstanding units. The Trust can be terminated by the unitholders only if the termination is approved by the holders of a majority of the outstanding units.
Meetings of unitholders may be called by the Trustee at any time at its discretion and must be called by the Trustee at the written request of holders of not less than 10 percent of the then outstanding units. The presence of a majority of the outstanding units is necessary to constitute a quorum and unitholders may vote in person or by proxy. Notice of any meeting of unitholders must be given not more than 60 nor less than 20 days prior to the date of such meeting. The notice must state the purposes of the meeting and no other matter may be presented or acted upon at the meeting.

Unitholders of Sabine Royalty Trust
January 24, 2006

Duties and Limited Powers of Trustee
The duties of the Trustee are specified in the Trust Agreement. The basic function of the Trustee is to collect income from the Trust properties, to pay out of the Trust’s income and assets all expenses, charges and obligations, and to pay available income to unitholders. Since Pacific Enterprises Oil Company (USA) (“Pacific USA”) (as successor to Sabine Corporation) has retained the executive rights with respect to the minerals included in the Royalty Properties and the right to receive any future bonus payments or delay rentals resulting from leases with respect to such minerals, the Trustee is not required to make any operating decision with respect to the Royalty Properties.
The Trust Agreement grants the Trustee only such rights and powers as are necessary to achieve the purposes of the Trust. The Trust Agreement prohibits the Trustee from engaging in any business, commercial or, with certain exceptions, investment activity of any kind and from using any portion of the assets of the Trust to acquire any oil and gas lease, royalty or other mineral interest other than the Royalty Properties. Any sale of Trust properties must be for cash unless otherwise authorized by the unitholders or unless the properties are being sold to provide for the payment of specific liabilities of the Trust then due, and the Trustee is obligated to distribute the available net proceeds of any such sale to the unitholders.
Duration of Trust
The Trust is irrevocable and Pacific (USA) has no power to terminate the Trust or, except with respect to certain corrective amendments, to alter or amend the terms of the Trust Agreement. The Trust will exist until it is terminated by (i) two successive fiscal years in which the Trust’s gross revenues from the Royalty Properties are less than $2,000,000 per year, (ii) a vote of unitholders as described in “Voting Rights of Unitholders” or (iii) operation of provisions of the Trust Agreement intended to permit compliance by the Trust with the “rule against perpetuities.” Upon the termination of the Trust, the Trustee will continue to act in such capacity until all the assets of the Trust are distributed. Under the existing Trust Agreement, the Trustee will sell all Trust properties for cash (unless the unitholders authorize the sale for a specified non-cash consideration, in which event the Trustee may, but is not obligated to, consummate such non-cash sale) in one or more sales and, after satisfying all existing liabilities and establishing adequate reserves for the payment of contingent liabilities, will distribute all available proceeds to the unitholders.
Unitholders of record as of the Monthly Record Date (the 15th day of each calendar month except in limited circumstances) are entitled to have distributed to them the calculated Monthly Income Amount for the related monthly period no later than 10 business days after the Monthly Record Date. The Monthly Income Amount is the excess of (i) revenues from the Trust properties plus any decrease in cash reserves previously established for contingent liabilities and any other cash receipts of the Trust over (ii) the expenses and payments of liabilities of the Trust plus any increase in cash reserves for contingent liabilities.

Unitholders of Sabine Royalty Trust
January 24, 2006

Reserves
The Trust has obtained from DeGolyer and MacNaughton, independent petroleum engineering consultants, a study of the proved oil and gas reserves attributable as of January 1, 2005 to the Royalty Properties. The Trustee expects to obtain from DeGolyer and MacNaughton a study of the proved oil and gas reserves attributable as of January 1, 2006 which reserve data will be published in the Trust’s annual report for the year ended December 31, 2005 when such report is filed with the Securities and Exchange Commission. Because the only assets of the Trust are the Royalty Properties, the Trustee believes the reserve study provides useful information for unitholders. There are many uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production. In addition, the reserve estimates for the Royalty Properties will be affected by future changes in sales prices for oil and gas produced.
These reserves estimates are based on a detailed study of the properties and were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, consideration of the stage of development, and the quality and completeness of basic data. The Trust owns several thousand royalty interests. Historical records of net production and revenue and experience with similar properties were used in evaluating these properties.
Petroleum reserves included in this report are classified by degree of proof as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and expenses as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. Proved reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(13) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States.

Unitholders of Sabine Royalty Trust
January 24, 2006

Estimated net proved reserves, for the last ten years, attributable to the Trust from the properties appraised are summarized in thousands of barrels (Mbbl) or millions of cubic feet (MMcf) as follows:

YEAR	Proved Reserves
	Oil(Mbbl)	Gas(MMcf)

1995	5,538	36,449
1996	5,975	33,700
1997	6,183	34,365
1998	6,206	39,054
1999	5,751	36,792
2000	5,552	38,476
2001	5,430	37,489
2002	5,085	36,332
2003	5,484	36,949
2004	5,685	37,609
There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development. The preceding reserve data regarding the study represent estimates only and should not be construed to be exact. Reserve estimates may be adjusted from time to time as more accurate information on the volume or recoverability of existing reserves becomes available. Actual reserve quantities do not change, however, except through production. The Trust continues to own only the Royalty Properties that were initially transferred to the Trust at the time of its creation and is prohibited by the Trust Agreement from acquiring additional oil and gas interests.
The present value of future net revenue of the Trust’s proved developed reserves increased from $168,807,194 at January 1, 2004 to $194,229,373 at January 1, 2005. This increase resulted primarily from the gas prices used in the calculation of such amount, from $5.28 per Mcf of gas at January 1, 2004 to $5.66 per Mcf of gas at January 1, 2005, as well as an increase in the price of oil from $29.76 per barrel of oil at January 1, 2004 to $39.14 per barrel of oil at January 1, 2005.
Subsequent to year end, the price of both oil and gas continued to fluctuate, giving rise to a correlating adjustment of the respective standardized measure of discounted future net cash flows. As of January 03, 2006, the NYMEX posted oil price was approximately $63.14 per barrel, which compared to the posted price of $43.45 per barrel, used to calculate the worth of future net revenue of the Trust’s proved developed reserves, would result in a larger standardized measure of discounted future net cash flows for oil. As of January 03, 2006, the NYMEX posted gas price was $11.25 per million British thermal units. The use of such price, as compared to the posted price of $6.18 per million British thermal units, used to calculate the future net revenue to the Trust’s proved developed reserves would result in a larger standardized measure of discounted future net cash flows for gas.
The volatile nature of the world energy markets makes it difficult to estimate future prices of oil and gas. The prices obtained for oil and gas depend upon numerous factors, none

Unitholders of Sabine Royalty Trust
January 24, 2006

of which is within the Trustee’s control, including the domestic and foreign supply of oil and gas and the price of foreign imports, market demand, the price and availability of alternative fuels, the availability of pipeline capacity, instability in oil-producing regions and the effect of governmental regulations.
Very truly yours,

/s/ RON E. HOOPER
Ron E. Hooper,
Senior Vice President and Administrator,
Bank of America, N.A.
Unitholders are urged to read carefully in their entirety the Trust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports filed by the Trust with the Securities and Exchange Commission as well as the Registration Statement and the Proxy Statement/Prospectus filed by Sabine Production Partners, LP with the Securities and Exchange Commission because they contain important information about the Trust and about Sabine Production Partners, LP, the proposed transaction, the persons soliciting proxies relating to the proposed transaction, their interests in the transaction and related matters. Unitholders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Sabine Production Partners, LP has also indicated that free copies of the Proxy Statement/Prospectus may be obtained from Sabine Production Partners, LP by directing a request by telephone to (800) 519-4866 or by mail to Sabine Production Partners, LP, 512 Main Street, Suite 1200, Fort Worth, Texas 76102 or by mail from its solicitation agent, Georgeson Shareholder Communications Inc., 17th State Street, New York, New York, 10004, or by telephone to (866) 729-6808 (banks and brokers may call (212) 440-9800). Sabine Production Partners, LP is not affiliated with the Trust.